Exhibit 99.1

NYSE, TSX: NTR	News Release

January 6, 2019

Nutrien Announces Agreement to Purchase Brazilian Ag Retailer Agrosema

Saskatoon, Saskatchewan – Nutrien Ltd. (“Nutrien”) announced today that it has entered into a definitive agreement to purchase 100 percent of the equity of Agrosema Comercial Agricola Ltda. (“Agrosema”). Agrosema is an important Ag retailer in the southern Brazil crop input market with over 30 years of experience. Their annual sales are approximately US$60 million across 12 farm centers with approximately 200 employees servicing thousands of farm customers.

“The Agrosema acquisition is an excellent fit as we continue to build our Ag retail business in the important and growing Brazilian agricultural market. We expect to continue to expand our operations in Brazil in the coming years, both through acquisition and expansion of product and service offerings”, said Chuck Magro, President and CEO of Nutrien.

“Bringing Nutrien’s extensive products and solutions to the Brazilian farmer is a key goal for the company. We believe we can provide new product offerings and solutions to help Brazilian agricultural producers become more profitable and to grow their business,” said André Dias, Vice President and Managing Director of Nutrien in Brazil.

Currently Nutrien Ag Solutions has two main operations in Brazil, with a central fertilizer blending facility in Itapetininga and six additional facilities in the states of São Paulo and Minas Gerais. Nutrien also owns Agrichem which produces specialty liquid fertilizers servicing the entire country.

This acquisition complements our current retail operations in Brazil and will create another market channel for our industry leading national products, produced by our Agrichem business located in Ribeirao Preto, São Paulo. The acquisition multiple was in line with similar sized tuck-in acquisitions in North America in recent years.

Closing of the transaction is subject to approval by the Administrative Council for Economic Defense (CADE) and the satisfaction of other customary closing conditions.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 27 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: expected benefits of the acquisition, including expected impact on earnings, run-rate EBITDA, synergies, growth opportunities and expansion, as well as the timing of the foregoing; future allocation of capital; timing for the completion of the acquisition; and the ability to satisfy the conditions to, and complete, the acquisition. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct. Additional assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully integrate and realize the anticipated benefits of the acquisition; that Nutrien will be able to implement its standards, controls, procedures and policies at the acquired business to realize expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, and assumptions with respect to global economic conditions.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release, including the ability to obtain, and obtain in a timely manner, the required regulatory approval, the ability to otherwise satisfy the conditions to the acquisition, the failure to successfully integrate and realize expected synergies associated with the acquisition, general global economic, market and business conditions, and other risk factors detailed from time to time in Nutrien reports filed with Canadian securities regulators and the Securities and Exchange Commission in the United States, including those disclosed in Nutrien’s business acquisition report dated February 20, 2018.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable US federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Contact us at: www.nutrien.com